

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

David Johnson
Chief Executive Officer
Enveric Biosciences, Inc.
4851 Tamiami Trail N
Suite 200
Naples, FL 34103

      Re: Enveric Biosciences, Inc.
          Registration Statement on Form S-3
          Filed February 16, 2021
          File No. 333-253196

Dear Mr. Johnson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Effie Simpson at (202) 551-3346 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing

cc: Rick Werner